SECURITIES AND EXCHANGE COMMISSION

12013327

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Direct Investing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 South King Street, Suite 700
(No. and Street)

Seattle (City) WA (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Daniel Greenshields, President & FINOP 206-805-0234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Ave, Suite 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, A. Daniel Greenshields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Direct Investing, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & FINOP

Title

MARY M KEVANE NOTARY PUBLIC STATE OF WASHINGTON My Comm. Expires Oct. 7, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ING DIRECT Investing, Inc. (formerly known as ShareBuilder Securities Corporation)
(an indirect wholly owned subsidiary of ING Bank, fsb)
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

STATEMENT OF FINANCIAL CONDITION

ING DIRECT Investing, Inc. (formerly known as
ShareBuilder Securities Corporation)
(an indirect wholly owned subsidiary of ING Bank, fsb)
December 31, 2011
With Report of Independent Registered Public
Accounting Firm

ING DIRECT Investing, Inc.
(formerly known as ShareBuilder Securities Corporation)
(an indirect wholly owned subsidiary of ING Bank, fsb)

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086
Tel: +1 206 621 1800
Fax: +1 206 654 7799
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ING DIRECT Investing, Inc. (formerly known as ShareBuilder Securities Corporation)

We have audited the accompanying statement of financial condition of ING DIRECT Investing, Inc. (formerly known as ShareBuilder Securities Corporation), (the Company), (an indirect wholly owned subsidiary of ING Bank, fsb) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of ING DIRECT Investing, Inc. at December 31, 2011 in conformity with U.S. generally accepted accounting principles.

February 24, 2012

Ernst & Young LLP

ING DIRECT Investing, Inc.
(formerly known as ShareBuilder Securities Corporation)
(an indirect wholly owned subsidiary of ING Bank, fsb)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 49,549,168
Receivables from clearing organization	1,132,438
Receivables from customers, net allowance for doubtful accounts $173,950	75,885,433
Other receivables	954,963
Receivable from ING Bank, net	264,069
Receivables from affiliates	440,463
Securities owned, at fair value	2,460,397
Prepaid expenses and other assets	925,220
Property and equipment, net accumulated depreciation of $17,587,252	12,466,871
Goodwill	110,530,591
Intangible assets, net	64,130,417
Total assets	$ 318,740,030
Liabilities and stockholder's equity	
Securities sold, not yet purchased, at fair value	$ 138,258
Payables to customers	4,783,802
Accounts payable and accrued liabilities	10,905,670
Payable to SBC, net	3,114,581
Deferred tax liabilities, net	20,905,539
Total liabilities	39,847,850
Subordinated loan from SBC	85,000,000
Stockholder's equity:	
Preferred stock, no par value:	
Authorized shares – 30,000,000	–
Issued and outstanding shares – none	
Common stock, no par value:	
Authorized shares – 70,000,000	
Issued and outstanding shares – 1,000,000	350,000
Additional paid in capital	237,594,975
Accumulated deficit	(44,052,795)
Total stockholder's equity	193,892,180
Total liabilities and stockholder's equity	$ 318,740,030

See accompanying notes.

1. Organization and Nature of Business

ING DIRECT Investing, Inc. (formerly known as ShareBuilder Securities Corporation) (the Company or IDI), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides broker-dealer services to self-directed investors. The Company is a wholly owned subsidiary of ShareBuilder Corporation (SBC). SBC is a wholly owned subsidiary of ING DIRECT Securities, Inc. (IDSI), which is a wholly owned subsidiary of ING Bank, fsb (ING Bank or the Parent). ING Bank's parent is ING DIRECT Bancorp.

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on the Parent and SBC, key individuals, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management, and marketing resources.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Statement of Financial Condition

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the statement of financial condition. The significant estimates underlying our statement of financial condition include: recoverability of long-lived assets, intangible assets and goodwill; income taxes; loss contingencies; and the adequacy of the allowance for doubtful accounts and fraud reserves. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. Recorded amounts for cash equivalents approximate fair value. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation insurance limits.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned include odd lot and fractional shares of readily marketable common stock, exchange-traded funds, and mutual funds retained when the Company purchases shares on behalf of customers and are reported on a trade-date basis. Securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

Securities sold, not yet purchased are stated at fair value and represent obligations to deliver specified securities at predetermined prices. Fair value is generally based on published market prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Securities owned and securities sold, not yet purchased also include major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. Stock index option contracts are recorded at fair value. The Company's derivative instruments do not qualify for hedge accounting. Therefore, certain of the disclosures required under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815, *Derivatives and Hedging*, are generally not applicable with respect to this statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Margin Lending Operations

The Company offers its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (Federal Reserve), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity equal to 25% of the value of the securities in the account. However, the Company currently requires the customer to maintain net equity greater than or equal to 30% of the value of the securities in the account. The Company may increase this requirement up to 100% on certain accounts, groups of accounts, individual securities, or groups of securities, as deemed necessary. Margin loans of $75,726,443 at December 31, 2011 are included in "Receivables from customers, net" in the statement of financial condition.

Margin Risk

By permitting customers to purchase on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. To the extent that the margin loans exceed customer cash balances, the Company may not be able to obtain financing on favorable terms or in sufficient amounts from the Parent, SBC, or its clearing partner. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on the Company's revenues and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary. Management is responsible for supervising the risks associated with leverage and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. Management believes that it is unlikely that the Company will have to make any material payments under these arrangements.

2. Summary of Significant Accounting Policies (continued)

Receivables from and Payables to Customers

Receivables from and payables to customers include the amounts due from and due to customers on margin, securities, and cash transactions, carried at cost net of applicable allowance. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. Margin loans that were unsecured or partially secured were $4,373 at December 31, 2011. There were no past due or nonaccrual margin loans at December 31, 2011.

Allowance for Doubtful Accounts and Fraud Losses

The Company evaluates customer accounts at risk and with debit balance activity on a regular basis for evidence of potential fraud or uncollectibility. The Company determines its allowance by considering a number of factors, including previous loss history, the aging of unsecured margin balances, the nature of the fraud activity, and a specific customer's ability to pay its obligations to the Company.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using a straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

Computer equipment	3 years
Office equipment, furniture, fixtures	3 – 5 years
Software	3 years
Leasehold improvements	Shorter of useful life or lease term

Major improvements, which extend the useful life of the related assets, are capitalized.

2. Summary of Significant Accounting Policies (continued)

The Company capitalizes costs associated with software developed for internal use based on ASC 350-50, *Website Development Costs*, and other related guidance. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over the estimated useful life. Such costs include employee payroll and related benefits, fees paid to third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties, and licensing fees paid to affiliated entities and third parties. Enhancement costs relate to substantial upgrades and enhancements to the Web site that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. The Company periodically reviews the capitalized fixed asset costs for impairment.

Goodwill and Acquired Intangible Assets

Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the reporting unit level. The review of impairment is performed in two steps. First, a comparison is made of the fair value of the reporting unit with its carrying value amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired. If the carrying amount exceeds its fair value, the implied fair value of the reporting unit's goodwill (as defined in ASC 350-20, *Goodwill*) is compared with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intangible assets subject to amortization are evaluated for impairment in accordance with ASC 350-20-35. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets included in the statement of financial condition consist of customer and partner relationships, developed technology, trade name and trademark, and licenses that are amortized on a straight-line basis over anticipated periods of benefit of up to 17 years.

2. Summary of Significant Accounting Policies (continued)

Drafts Payable

Drafts payable of $4,147,099 are included in payable to customers on the statement of financial condition and represent amounts drawn by the Company against a bank.

Income Taxes

ING DIRECT Investing, Inc. (IDI or the Company) is included in the consolidated federal income tax return filed by ING DIRECT Bancorp, the ultimate US parent of ING Bank, fsb (the Parent). The Company accounts for income taxes on a separate return basis. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the Tax Sharing Agreement among the Parent, ING DIRECT Bancorp, and the Parent's subsidiaries. In accordance with this agreement, the Company determines its share of federal and state and local (if any) income tax liability or benefit based on its contribution to the consolidated taxable income or loss.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. Under ASC 740, the Company recognizes the deferred tax effects of temporary differences between book and tax bases of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not, based on current circumstances, are not expected to be realized. Uncertain tax positions are recognized to the extent they satisfy the criteria under FASB ASC 740-10 which requires that an uncertain tax position be more likely than not to be sustained upon examination, based on the technical merits of the position. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Adoption of New Accounting Standard

The FASB issued new guidance under Accounting Standards Update (ASU) 2010-20, *Receivables—Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses* (Topic 310). The guidance requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving

2. Summary of Significant Accounting Policies (continued)

at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. ASU 2010-20 became effective for the Company's statement of financial condition as of December 31, 2011, as it relates to disclosures required as of the end of a reporting period. The adoption of which, did not have a material impact on the Company's statement of financial condition.

3. Receivables from and Payables to Clearing Organization

The Company clears its proprietary and customer transactions with another broker-dealer through an omnibus relationship. The Company keeps a deposit of $25,000 to maintain this relationship.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, include the following:

	December 31, 2011	
	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks	$ 2,443,447	$ (109,158)
Stock index option contracts	16,950	(29,100)
	$ 2,460,397	$ (138,258)

The clearing broker has the right to hypothecate the corporate shares owned by the Company.

5. Financial Instruments

Cash and cash equivalents, securities owned, and receivables are carried at fair value or contracted amounts, which approximate fair value at December 31, 2011. Similarly, certain liabilities, including securities sold, not yet purchased, and certain payables are carried at fair

5. Financial Instruments (continued)

value or contracted amounts approximating fair value at December 31, 2011. It is not practicable to estimate the fair value of the subordinated loan at December 31, 2011, since it is a related-party transaction and provides for automatic extensions on the maturity.

In the normal course of business, the Company may enter into transactions in financial instruments to reduce exposure to changes in the fair value of the portfolio. At December 31, 2011, the Company had 15 stock index call options and 15 stock index put options. The underlying notional amounts of the call and put options are approximately $1,886,400 and $1,886,400, respectively. Such option contracts are exchange-traded and settle on a daily basis. The notional amounts are not reflected on the balance sheets and are indicative only of the position at December 31, 2011. These options are included at their fair value in the statement of financial condition in securities owned and securities sold, not yet purchased.

6. Fair Values of Assets and Liabilities

The Company recognizes or discloses at fair value in the statement of financial condition all financial assets and liabilities and nonfinancial assets and liabilities in accordance with ASC 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. In accordance with ASC 820, the Company applied the following fair value hierarchy:

Level 1 – Assets and liabilities for which the identical item is traded on an active exchange, such as publicly traded instruments or future contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets and liabilities for which significant valuation assumptions are not readily observable in the market; instruments are valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

6. Fair Values of Assets and Liabilities (continued)

The following is fair value measurement information for the Company's financial assets and financial liabilities measured at fair value on a recurring basis.

Assets

Money market fund – The fair value measurement of money market funds is based on quoted market prices in active markets (Level 1).

Securities owned – The fair value measurement of securities owned is based on quoted market prices in active markets (Level 1).

Liabilities

Securities sold, not yet purchased – The fair value measurement of securities sold, not yet purchased is based upon quoted market prices in active markets (Level 1).

The table below presents the balances of financial assets and liabilities measured at fair value on a recurring basis.

	December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Assets:				
Money market funds	$ 3,351,633	$ –	$ –	$ 3,351,633
Securities owned	$ 2,460,397	$ –	$ –	$ 2,460,397
Liabilities:				
Securities sold, not yet purchased	$ 138,258	$ –	$ –	$ 138,258

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis or any adjustments to nonfinancial assets or liabilities to record them at fair value.

7. Property and Equipment

Property and equipment consists of the following:

	December 31, 2011
Computer equipment	$ 8,880,090
Software	17,910,843
Work in process (software development)	2,513,083
Other property and equipment	750,107
	30,054,123
Less: accumulated depreciation and amortization	(17,587,252)
Property and equipment, net	$ 12,466,871

Internally developed software costs at December 31, 2011, were $6,942,252 net of accumulated amortization of $4,583,814. Net unamortized cost of internally developed software costs was $2,358,438 at December 31, 2011

8. Intangible Assets

The gross carrying values and accumulated amortization of intangible assets are as follows:

	December 31, 2011		
	Gross	Accumulated Amortization	Net
Intangible assets:			
Customer and partner relationships	$ 76,500,000	$ (22,154,944)	$ 54,345,056
Developed technology	15,700,000	(12,953,016)	2,746,984
Trade name and trademark	10,600,000	(4,371,984)	6,228,016
License	1,350,000	(539,639)	810,361
Covenants	100,000	(100,000)	–
	$ 104,250,000	$ (40,119,583)	$ 64,130,417

8. Intangible Assets (continued)

Customer relationships are amortized on a straight-line basis over 14 years. Partner relationships are amortized on a straight-line basis over 17 years. Developed technology is amortized on a straight-line basis over 5 years. Trade name and trademark intangible assets are amortized on a straight-line basis over 10 years. The License is amortized on a straight-line basis over 11 years.

9. Income Taxes

The components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2011
Deferred tax assets:	
Accrued vacation	$ 74,470
Accrued bonus	1,438,296
Bad debts	60,882
Deferred rents	43,701
Other reserves	98,899
Net operating loss carryforwards	2,933,981
Total deferred tax assets	4,650,229
Less: valuation allowance	(1,279,674)
Deferred tax assets	3,370,555
Deferred tax liabilities:	
Property and equipment	(2,114,074)
Intangibles	(22,162,020)
Total deferred tax liabilities	24,276,094
Net deferred tax liabilities	$ 20,905,539

9. Income Taxes (continued)

The Company has net operating loss carryforwards (NOLs) of approximately $8.4 million, which are available to reduce future taxable income tax for federal income tax purposes. Such net operating loss carryforwards begin to expire in 2020. The Company's ability to use its NOLs to offset future income is subject to restrictions enacted in Section 382 of the Code. These restrictions limit a company's future use of NOLs if there is a significant ownership change in a company's stock. A prior ownership change of the Company occurred which resulted in a limitation on the utilization of its NOLs. Accordingly, a valuation allowance was recorded in the amount of $1.3 million related to $3.5 million of the NOLs. Further, as a result of the recent sale of the Parent discussed in Note 13, there could be a further limitation on the utilization of the NOLs.

The Company's valuation allowance at December 31, 2011 is consistent with that of the prior year. The Company does not have a valuation allowance on the remaining deferred tax assets because it is more likely than not that the these will be realized.

As of December 31, 2011, the Parent and the Company's tax returns for the tax years ending December 31, 2007 through 2011 are subject to examination by the Internal Revenue Service, and tax returns for tax years ending December 31, 2008 through 2011 are subject to state examination. The IRS is currently auditing the Parent's 2009 Federal income tax return and has only one proposed adjustment that will not impact the Company. The IRS is in the process of finalizing the audit with final approval expected in early 2012.

10. Related-Party Transactions

The Company has certain payables to and receivables from the Parent relating to its operating transactions arising from the normal course of business, including income taxes and payroll. The payables to and receivables from the Parent are included net in "Payable to ING Bank, net" on the statement of financial condition. The Company also has certain payables to SBC relating to interest on subordinated loans, management fees, and other operating transactions arising from the normal course of business.

10. Related-Party Transactions (continued)

The Company has three Subordinated Equity Loan Agreements (The Subordinated Loan Agreement) with SBC. The subordinated loans have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest accrues per annum on the principal as follows: $35 million at 4.75%, $25 million at 1.55% and $25 million at 1.51%. Effective September 1, 2011, the Company amended the loan agreements to reduce the interest rates for all the loans to 0.94%. Accrued interest payable of $5,172,487 is included in "Payable to SBC, net" and $85,000,000 is reflected as "Subordinated loan from SBC" on the statement of financial condition. The maturity dates for these subordinated loans are as follows: $35 million matures on April 14, 2012, $25 million matures on September 24, 2012, and $25 million matures on May 18, 2013. Without further action by SBC or the Company, these loans will be extended an additional year from each respective maturity date.

The Company has a series of four dealer and omnibus operating agreements (Funds Agreements) with ING Funds Distributor, LLC, an indirect subsidiary of ING Group N.V. and an affiliate of the Company. The Funds Agreements provide the Company with revenue-sharing arrangements in exchange for selling ING mutual funds. The Funds Agreements are omnibus in nature in that customer records reside with the Company and the Company receives service fees from ING Funds Distributor, LLC for managing customer accounts. Receivable from other affiliates of $440,463 is included on the statement of financial condition at December 31, 2011.

The Parent provides a Money Purchase Pension Plan (the Pension Plan) for the benefit of all employees, including the Company's employees. The Pension Plan supplements the Parent's current 401(k) Plan, as the contributions are 100% employer made. This qualified plan will provide a uniform 5% contribution on applicable compensation, and investment of the funds will be directed by the Parent. The plan has a six-year graded vesting schedule with credit towards vesting provided for past service. The Company's employees also may participate in the 401(k) and other employee programs of the Parent and its affiliates.

11. Commitments, Contingencies and Guarantees

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation is not expected to have a materially adverse effect on the Company's financial position.

In the normal course of business, the Company enters into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2011.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $106,980,173 as defined, which was $105,726,204 in excess of its required minimum net capital of $1,253,969. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 at December 31, 2011.

Advances to affiliates, repayment of subordinated equity loans, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

12. Net Capital Requirements (continued)

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2011.

13. Subsequent Events

ING Bank, including all assets and liabilities of IDI, was acquired by Capital One Financial Corporation for approximately $9 billion in a combination of cash and shares on February 17, 2012.

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086
Tel: +1 206 621 1800
Fax: +1 206 654 7799
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
ING Direct Investing, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ING Direct Investing, Inc. (formerly ShareBuilder Securities Corporation), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ING Direct Investing, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 through December 31, 2011. ING Direct Investing, Inc.'s management is responsible for ING Direct Investing, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the from January 1, 2011 through December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, as follows:

   a. Item No. 2c(1), 2c(3), 2c(4), and 2c(8) shown on page 2 of Form SIPC-7 compared to the total amount shown on the lines entitled "Line 2c1," "Line 2c3," "Line 2c4," and "Line 2c8," respectively, as shown on the schedule prepared by Company personnel entitled "SIPC deduction line detail" for the period from January 1, through December 31, 2011.

b. Item No. 2b (7), 2c(9)(i), and 2c(9)(ii) as shown on page 2 of Form SIPC-7 compared to the sum of Line 3c, Code 3952; Line 22, Code 4075; and 40% of Line 5, Code 3960, respectively, as shown on FOCUS Report Part II for each of the four quarters ended March 31, 2011, June 30, 2011, September 30, 2011, and December 31, 2011.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 through December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2012

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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